SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

COMMUNITY FINANCIAL SHARES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

20366P100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 53.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 53.06%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 53.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,286,100 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and Series D Preferred Stock (See Item 4 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 53.06%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, no par value, (the "Common Stock"), of Community Financial Shares, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Item 2.	IDENTITY AND BACKGROUND

(a)           This statement is filed by SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company ("SBAV GP"), George Hall ("Mr. Hall") and Clinton Group, Inc., a Delaware corporation (“Clinton”, and together with SBAV, SBAV GP and Mr. Hall, the "Reporting Persons").

(b) The principal business address of each of the Reporting Persons is 9 West 57th Street, 26th Floor, New York, New York 10019.

(c)           The principal business of SBAV is to invest in securities.  The principal business of SBAV GP is to act as the general partner of SBAV.  The principal business of Clinton is to provide investment management services to private individuals and institutions.  George Hall is the sole and managing member of SBAV GP and the president of Clinton.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the 18,713 shares (the “Initial C Shares”) of Series C Convertible Noncumulative Perpetual Preferred Stock, par value $1.00, (the “Series C Preferred Stock”) and the 44,148 shares (the “Initial D Shares”) of Series D Convertible Noncumulative Perpetual Preferred Stock, par value $1.00, (the “Series D Preferred Stock”)  reported herein were derived from available working capital of SBAV.  A total of $6,286,100.00 was paid to acquire such Initial C Shares and Initial D Shares.

CUSIP No. 694552100	SCHEDULE 13D	Page 7 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

On December 21, 2012, the Reporting Persons acquired the Initial C Shares and the Initial D Shares for investment in the ordinary course of business, pursuant to that certain Stock Purchase Agreement, dated November 13, 2012, among SBAV, the Issuer and the other parties signatory thereto (the “Stock Purchase Agreement”).  Pursuant to the Certificate of Designations of the Powers, Preferences and Rights of the Series C Preferred Stock (the “Series C Certificate of Designations”), each Initial C Share is convertible into such number of shares of Common Stock as is obtained by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) by (ii) $1.00 (as may be adjusted).  As of the date hereof, each Initial C Share is convertible into 100 shares of Common Stock, for an  aggregate of 1,871,300 shares of Common Stock for all the Initial C Shares.  A holder of Series C Preferred Stock is entitled to case a number of votes equal to the maximum number of shares of Common Stock in which such holder’s shares of Series C Preferred Stock are convertible.

Pursuant to the Certificate of Designations of the Powers, Preferences and Rights of the Series D Preferred Stock (the “Series D Certificate of Designations”), each Initial D Share is convertible into (i) one share of Series C Preferred Stock or (ii) such number of shares of Common Stock as is obtained by dividing (A) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Stock) by (B) $1.00 (as may be adjusted).  As of the date hereof, each Initial D Share is convertible into (i) 1 share of Series C Preferred Stock, for an aggregate of 44,148 shares of Series C Preferred Stock for all the Initial D Shares and (ii) 100 shares of Common Stock, for an  aggregate of 4,414,800 shares of Common Stock for all the Initial D Shares.  However, pursuant to the Series D Certificate of Designations, (i) no holder of Series D Preferred Stock may convert shares of Series D Preferred Stock into shares of Series C Preferred Stock if such Holder and its affiliates, after taking into effect such conversion and excluding any prior transfers of voting securities by such holder of shares of Series D Preferred Stock, would own or control in the aggregate more 9.99% of the voting securities of the Issuer and (ii) shares of Series D Preferred Stock are only convertible into shares of Common Stock in connection with a transfer by the holder thereof (A) in a widespread public distribution, (B) in which no transferee would receive more than 2% of any class of voting securities of the Issuer or (c) to a transferee that would control more than 50% of the voting securities of the Issuer without any transfer from such holder.  The Series D Preferred Stock contain no voting rights.

The Reporting Persons believe that the Initial C Shares and Initial D Shares, when purchased, represented an attractive investment opportunity.

Pursuant to the Stock Purchase Agreement, (i) SBAV has certain pre-emptive rights in future issuances of securities by the Issuer and (ii) the Issuer has the right to appoint a nominee (the “Nominee”) designated by SBAV (who may be affiliated with SBAV) to serve as a member of (a) the board of directors of the Issuer (the “Issuer Board”), (b) the board of directors of Community Bank-Wheaton/Glen Ellyn, an Illinois banking corporation and a wholly-owned subsidiary of the Issuer (the “Bank”) (such board of directors, the “Bank Board”) and (c) each of the respective committees of the Issuer Board and the Bank Board for which the Nominee qualifies.  Until the date as of which all approvals or clearances required to be received from the FDIC, Board of Governors of the Federal Reserve System, the Illinois Department of Financial and Professional Regulation and any other applicable governmental agency for appointments to the Issuer Board and Bank Board have been received (or, if so desired by SBAV, in lieu of serving as a member of the Issuer Board and the Bank Board), the Nominee is entitled to serve as an advisory member on the Issuer Board and the Bank Board (an “Advisory Member”).  The Advisory Member shall be without voting power or power of final decision in matters concerning the business of the Issuer and the Bank, but shall be permitted to attend all meetings of the Issuer Board and the Bank Board, and the Issuer and Bank shall provide the Advisory Member, in the same manner as provided to the members of the Issuer Board or the Bank Board, as applicable, notice of such meetings and copies of all minutes, consents and other materials, financial and otherwise, which the Issuer or Bank provides its respective directors.  On December 21, 2012, SBAV designated Daniel Strauss as its Nominee.  Mr. Strauss will serve as an Advisory Member until the necessary governmental approvals have been received for his appointment.

Concurrently with the execution of the Stock Purchase Agreement the Issuer and SBAV entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Initial C Shares and Initial D Shares under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder, and applicable state securities laws.

CUSIP No. 694552100	SCHEDULE 13D	Page 8 of 10 Pages

The foregoing summary of certain terms of the Stock Purchase Agreement, the Series C Certificate of Designations, the Series D Certificate of Designations and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1, 2, 3, and 4 to this Schedule 13D, respectively (which, with respect to the Stock Purchase Agreement, incorporates by reference Exhibit 10.1 to the Form 8-K filed by the Issuer on November 14, 2012 (the “11/14 Form 8-K”), with respect to the Series C Certificate of Designation, incorporates by reference Exhibit 4.1 to the Form 8-K filed by the Issuer on December 26, 2012 (the “12/26 Form 8-K”), with respect to the Series D Certificate of Designation, incorporates by reference Exhibit 4.2 to the 12/26 Form 8-K and with respect to the Registration Rights Agreement incorporates by reference Exhibit 10.2 to the 11/14 Form 8-K.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Series C Preferred Stock, Series D Preferred Stock or the Common Stock into which it is convertible, and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           As described in Item 4, as of the close of business on December 21, 2012, the Reporting Persons may be deemed the beneficial owners of 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and 4,414,800 shares of Common Stock issuable upon the conversion of Series D Preferred Stock.  As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 6,286,100 shares of Common Stock, representing approximately 53.06% of the outstanding Common Stock after taking into account such conversion.  The Reporting Persons, however, are prohibited from converting the Initial D Shares in shares of Common Stock and shares of Series C Preferred Stock, except pursuant to certain permitted transfers.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (a) the 1,245,267 shares of Common Stock outstanding as set forth in the representations and warranties of the Issuer in the Stock Purchase Agreement, plus (b) the 4,315,300 shares of Common Stock issued pursuant to the Stock Purchase Agreement, plus (c) the 6,286,100 shares of Common Stock into which the Initial C Shares and Initial D Shares may be currently converted, for an aggregate of 11,846,667shares of Common Stock outstanding after giving effect to such conversion.

(b)           By virtue of its direct control of SBAV, SBAV GP has the power to (i) vote or direct the voting of all of the 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and (ii) dispose or direct the disposition of all of the 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and 4,414,800 shares of Common Stock issuable upon the conversion of Series D Preferred Stock.  By virtue of its control of SBAV as its investment manager, Clinton has the power to (i) vote or direct the voting of all of the 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and (ii) dispose or direct the disposition of all of the 1,871,300 shares of Common Stock issuable upon the conversion of Series C Preferred Stock and 4,414,800 shares of Common Stock issuable upon the conversion of Series D Preferred Stock.  By virtue of his control of SBAV GP and Clinton, George Hall is deemed to have shared voting power and/or shared dispositive power with respect to all shares as to which SBAV GP or Clinton has voting power and/or dispositive power, as applicable.  Accordingly, SBAV, SBAV GP, Clinton and George Hall are deemed to have shared voting power with respect to an aggregate of 1,871,300 shares of Common Stock and shared dispositive power with respect to an aggregate of 6,286,100 shares of Common Stock.

CUSIP No. 694552100	SCHEDULE 13D	Page 9 of 10 Pages

(c)           Other than the receipt of shares of Series C Preferred Stock and Series D Preferred Stock described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As set forth in Item 4 above, in connection with the issuance of the Initial C Shares and Initial D Shares, on December 21, 2012, SBAV entered into the Stock Purchase Agreement, which is referenced as Exhibit 1 to this Schedule 13D (which incorporates by reference Exhibit 10.1 to the 11/14 Form 8-K).

The rights and privileges of the Series C Preferred Stock are contained in the Series C Certificate of Designations, which is referenced as Exhibit 2 to this Schedule 13D (which incorporates by reference Exhibit 4.1 to the 12/26 Form 8-K).

The rights and privileges of the Series D Preferred Stock are contained in the Series D Certificate of Designations, which is referenced as Exhibit 3 to this Schedule 13D (which incorporates by reference Exhibit 4.2 to the 12/26 Form 8-K).

The Registration Rights Agreement is attached as Exhibit 4 to this Schedule 13D (incorporates by reference Exhibit 10.2 to the 11/14 Form 8-K).

In connection with the Stock Purchase Agreement, SBAV and SBAV GP made certain commitments to the Board of Governors of the Federal Reserve Board to ensure that SBAV, SBAV GP and their affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries (the “Passivity Commitment”).

Other than the Stock Purchase Agreement, the Series C Certificate of Designations, the Series D Certificate of Designations, the Registration Rights Agreement, the Passivity Commitment and the Joint Acquisition Statement attached as Exhibit 5 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Stock Purchase Agreement, dated November 13, 2012, among SBAV, the Issuer and the other parties signatory thereto (incorporated by reference Exhibit 10.1 to the 11/14 Form 8-K).
2	Certificate of Designations of the Powers, Preferences and Rights of the Series C Preferred Stock (incorporated by reference Exhibit 4.1 to the 12/26 Form 8-K).
3	Certificate of Designations of the Powers, Preferences and Rights of the Series D Preferred Stock (incorporated by reference Exhibit 4.2 to the 12/26 Form 8-K).
4	Registration Rights Agreement, dated November 13, 2012, by and among SBAV, the Issuer and the other parties signatory thereto (incorporated by reference Exhibit 10.2 to the 11/14 Form 8-K).
5	Joint Filing Agreement, dated December 29, 2012.

CUSIP No. 20366P100	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2012

SBAV LP

/s/ George Hall
Name: George Hall
Title: Managing Member

SBAV GP LLC

/s/ George Hall
Name: George Hall
Title: Managing Member

/s/ George Hall
GEORGE HALL

CLINTON GROUP, INC.

/s/ George Hall
Name: George Hall
Title: President